CODE OF BUSINESS CONDUCT AND ETHICS POLICY

INTRODUCTION

SilverCrest Metals Inc. and its subsidiaries (collectively, "SilverCrest" or the "Company") are committed to a culture of respect, honesty, integrity, and accountability.

This code of business conduct and ethics ("Code") is applicable to the entire workforce of SilverCrest including employees, officers and members of the Board of Directors of the Company (the "Board"), at all times and everywhere the Company does business. Employees, officers and the Board are required to be familiar with and adhere to this Code.

The Company requires the highest standards of professional and ethical conduct from its employees, officers and directors. SilverCrest's reputation for honesty and integrity is important for the success of the Company's business. No one at the Company will be permitted to achieve results through violations of laws or regulations, or through unscrupulous dealings.

The Company aims for its business practices to be compatible with, and sensitive to, the economic and social priorities of each location in which it operates. Although customs vary from country to country and standards of ethics may vary in different business environments, respectfulness, honesty, integrity and accountability must always characterize the Company's business activity.

In addition to following this Code, all employees, officers and the Board are expected to seek guidance in any case where there is a question about compliance with both the letter and spirit of the Company's policies and applicable laws. This Code covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide employees, officers and directors in the conduct of business on behalf of the Company and establishes standards of accountability for compliance. In those circumstances or if individuals have any questions concerning the obligations under this Code, the Company encourages the use of common sense, and to contact the direct supervisor or a member of senior management for guidance. Senior management or directors are encouraged to consult with the Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, or such other senior officer of the Company as may be designated by the Company from time to time. This Code is intended to operate alongside the Company's other policies as well as any additional policies or standards the Company may establish from time to time.

A. SPECIFICS OF CODE

1. Compliance with Laws, Rules and Regulations

The Company has a responsibility to monitor all legal boundaries and to comply with all applicable laws and regulations in all of SilverCrest's activities worldwide. Compliance with both the letter and spirit of all laws, rules and regulations applicable to the Company's business is important for SilverCrest's reputation and continued success. The Company must respect and obey the laws of the cities, provinces, states and countries in which the Company operates and avoid even the appearance of impropriety. Individuals who fail to comply with this Code and applicable laws will be subject to disciplinary measures, up to and including discharge from the Company.

2. Conflicts of Interest

A conflict of interest occurs when an individual's private interest conflicts, or appears to conflict, in any way with the interests of the Company. A conflict of interest could arise where:

a. an individual's personal interests conflict, or appear to conflict, in any way, with the interests of the Company;

b. an individual takes action for his or her direct or indirect benefit or the direct or indirect benefit of a third party that is in conflict with the interests of the Company; or

c. an individual, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company.

Activities that could give rise to conflicts of interest are prohibited unless specifically approved in advance by the Board or, in the case of an employee, a member of senior management of the Company. Where a conflict involves a Board member (i.e. where a Board member has an interest in a material contract or material transaction involving the Company), the Board member involved will be required to disclose his or her interest to the Board and refrain from voting at the Board meeting of the Company considering such contract or transaction in accordance with applicable law.

It is not always easy to determine whether a conflict of interest exists, so any potential conflicts of interest should be reported immediately to a member of senior management who is independent of the potential conflict and who will assess the issue with, if necessary, the advice of legal counsel. For unresolved potential conflicts involving any employee or where a member of senior management or a Board member is involved in a potential conflict, the issue should be referred to the Board (assisted by the Audit Committee and legal counsel as necessary).

3. Corporate Opportunities

Directors, officers and employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises and are prohibited from taking, for themselves personally, opportunities that arise through the use of corporate property, information or position and from using corporate property, information or position for personal gain, except where the Board has, after receiving the necessary information concerning such opportunity and receiving advice of legal counsel, has elected not to avail itself of the opportunity in compliance with applicable law. Any director interested in a corporate opportunity being considered by the Board shall refrain from voting at the Board meeting considering such opportunity.

If an employee has any doubt as to whether any activity they are contemplating violates this requirement, they must refer the issue to a member of senior management who will assess the issue with, if necessary, the advice of legal counsel.

4. Confidentiality

Directors, officers and employees of the Company must preserve and protect the confidentiality of all information entrusted to them by the Company or that otherwise comes into their possession in the course of their employment, and all such information remains the sole property of the Company. Such information may only be divulged when disclosure is expressly authorized or legally mandated.

The obligation to preserve confidential information continues even after employees, officers and Board members leave the Company. The Company's Disclosure Policy sets forth certain specific obligations in respect of confidentiality.

Confidential information includes all non-public information that may be of use to competitors, or harmful to the Company or its business partners, if disclosed. It also includes, without limitation:

a. information regarding the Company's business, operations, properties, products, processes, services and equipment, or relating to its data, business plans, marketing strategies, engineering, contract negotiations and business methods or practices;

b. information relating to research, development, inventions, improvements or discoveries, trade secrets, intellectual property of any type or description, whether or not patentable or copyrightable;

c. all records, notes, memoranda and other documents of any kind whatsoever containing information of a secret, proprietary or confidential nature relating to the Company made or compiled by the directors, officers or employees of the Company or made available to such individuals prior to or during the term of their employment or association with the Company; and

d. information regarding the Company's employees and business partners.

Notwithstanding the foregoing, nothing contained in this Code shall limit the ability of directors, officers and employees of the Company, including any consultants, to file a charge or complaint with a governmental agency in Canada or the United States and communicate with any such agency or otherwise participate in any investigation or proceeding that may be conducted by any such agency, including by providing documents or other information in connection therewith, without notice to the Company.

5. Protection and Proper Use of Company Assets

All employees, officers and the Board should endeavour to protect the Company's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company's operations. Any suspected incidents of fraud or theft should be immediately reported to an individual's supervisor or to a member of senior management for investigation.

Company assets, such as funds, products or computers, mineral samples and data may only be used for legitimate business purposes or other purposes approved by management. Company assets may never be used for illegal purposes.

The obligation to protect Company assets includes proprietary information. Proprietary information includes any information that is not generally known to the public or would be helpful to the Company's competitors. Examples of proprietary information are intellectual property, business and marketing plans, mineral exploration results and employee information. The obligation to preserve proprietary information continues even after employees, officers and Board members leave the Company. Unauthorized use or distribution of the intellectual assets of the Company is prohibited and could also be illegal and result in civil or criminal penalties.

6. Insider Trading

Insider trading is unethical and illegal. The Company and its employees, officers and Board members are prohibited by Canadian and U.S. securities law from trading in securities of any company while in possession of material non-public information regarding that company. This includes the Company or any other company. It is also illegal under Canadian and U.S. securities law to "tip" or pass on inside information to any other person who might make an investment decision based on that information or pass the information on further. All employees, officers and Board members are required to review and understand the Company's Securities Trading Policy which provides further guidance on this matter.

7. Fair Dealing

All employees, officers and the Board should endeavour to deal fairly with the Company's customers, suppliers, contractors, competitors and the other employees of the Company. No one at the Company should take unfair advantage of anyone through illegal conduct, concealment, manipulation, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

8. Relationships with Suppliers and Contractors

SilverCrest suppliers and contractors are key partners in the Company's operations. They are expected to comply with this Code of Conduct and the SilverCrest Supplier Code of Conduct. In particular:

a. all business transactions and dealings with suppliers and contractors must be transparent, fair and justifiable;

b. SilverCrest suppliers and contractors are required to comply with the policies defined in the Supplier Code of Conduct and this Code; and

c. employees, officers and directors of SilverCrest should report any acts or behaviour by suppliers or contractors working with SilverCrest that violate the Supplier Code of Conduct or this Code.

9. Compliance with Environmental Laws

The Company is sensitive to the environmental consequences of its operations. Accordingly, the Company's policy is to comply with all applicable environmental laws and regulations within all jurisdictions in which it operates. If any employee has any doubt as to the applicability or meaning of a particular environmental regulation, he or she should immediately discuss the matter with his or her supervisor or with a member of the Company's senior management. For further instructions, refer to SilverCrest's Environmental Policy.

10. Diversity and Non-Discrimination

The Company is committed to diversity and inclusion at all levels in the workplace and on the Board, which includes a commitment to ensuring that there are no systemic barriers or biases in the Company's policies, procedures and practices. The Company believes that supporting a diverse workplace is a business imperative that helps the Company and the Board attract and retain the brightest and most talented individuals. The Company promotes a work environment that values and utilizes the contributions of women and men equally, with a variety of backgrounds, experiences and perspectives through awareness of the benefits of workforce diversity and successful management of diversity. All directors, officers and employees are expected to adhere to these values and discrimination on the basis of gender, age, racial background, sexual orientation, disability or on any other basis will not be tolerated. The Company does not condone engagement in actions that would violate anti-discrimination, equal opportunity or other laws and regulations For further information, refer to SilverCrest's Diversity Policy.

11. Respectful Workplace and Human Rights

SilverCrest's greatest resource is its people. It is essential to the Company's business that staff be provided with, and contribute towards, a respectful workplace where the values of trust, fairness, integrity, consideration and dignity guide its interactions with one another. SilverCrest is committed to providing a work environment in which all individuals are treated with mutual respect and dignity. In SilverCrest's diverse and equitable workplace, the Company endeavours to ensure all employees have the opportunity to contribute fully to the Company's mission, and that each employee's unique contribution is respected. Disrespectful behaviour by employees or those doing business with the Company is not tolerated. This includes disrespectful behaviour involving Company employees that happens away from the workplace or after regular working hours, where those behaviours have a negative impact on the workplace.

12. Respect for Human Rights

SilverCrest respects and supports human rights. SilverCrest's officers and Board are committed to identifying, preventing, mitigating and monitoring adverse human rights impacts resulting from or caused by the Company's business activities. SilverCrest commits to:

a. respect the rights of all individuals, directly or indirectly involved in the Company's operations, including the rights of people living in communities in the areas of influence of the Company's operations;

b. collaborate with local governments and regulatory agencies to integrate human rights principles across the Company's operations;

c. build awareness amongst the Company's employees and communities within the SilverCrest area of influence concerning human rights; and

d. respect the rights, traditions and heritage of Indigenous peoples and acknowledge their presence when they reside within a SilverCrest project area of influence.

13. Respect for Fundamental Principles and Rights at Work

a. honour the rights of employees to be treated with dignity, be free from abuse, and protected from forced labour;

b. protect the psychological and physical safety of employees;

c. build awareness among employees about their rights at work;

d. guarantee there is no child labour or slavery at SilverCrest;

e. respect employees' legal rights to freedom of association; and

f. provide open lines of communication for employees to express themselves freely.

14. Work Environment Free of Abuse

SilverCrest works to provide an environment free of harassment and abuse based on:

a. ZERO tolerance of actions or behaviour that may result in humiliation, hostility, intimidation or degradation;

b. ZERO tolerance of sexual harassment and/or physical abuse; and

c. no misuse of the authority granted within a rank or position, or use of this power to intimidate, humiliate, bully or abuse an individual.

For further information, refer to the SilverCrest Human Rights Policy and Community Policy.

15. Health and Safety

The Company is responsible for maintaining a safe workplace by following safety and health rules and practices. For further information and instructions, refer to SilverCrest's Health and Safety Policy.

Please report any accidents, injuries, unsafe equipment, practices or conditions immediately to a supervisor or other designated person. In order to protect the safety of all personnel, all personnel must report to work free from the influence of any substance that could prevent them from conducting work activities safely and effectively.

16. Financial and Business Disclosure and Accuracy of Company Records and Reporting

Honest and accurate recording and reporting of information is critical to the Company's ability to make responsible business decisions and to meet the Company's reporting obligations to stakeholders. This includes both the Company's financial reporting and ongoing disclosure requirements under applicable securities laws and stock exchange requirements. The Company's accounting and other records are relied upon to produce reports for the Company's management, shareholders, creditors, governmental agencies and others.

Full, fair, accurate, timely and understandable disclosure in the reports and other documents that the Company files with, or submits to, securities regulators and stock exchanges and in other public communications is critical for the Company to maintain a good reputation, to comply with obligations under the securities laws and to meet the expectations of shareholders and other members of the investment community. The Company must ensure that all such reports and documents and other public communications be prepared in accordance with all applicable laws and regulations, fairly and accurately reflect the transactions or occurrences to which they relate, not contain any false or intentionally misleading information and be supported by accurate documentation.

The Company has a Whistleblower Policy. If any employee, officer or director of the Company has concerns or complaints regarding accounting or auditing issues, he or she is encouraged to submit those concerns under the Company's Whistleblower Policy.

Business records and communications often become public through legal or regulatory investigations or the media. The Company should avoid exaggeration, derogatory remarks, legal conclusions or inappropriate characterizations of people and companies. This applies to communications of all kinds, including e-mail and informal notes or interoffice memos. Records should be retained and destroyed in accordance with the Company's IT Records and Retention Standard.

17. Use of E-Mail, Internet Services and Social Media

Company employees and officers may be provided with telephones, tablets, mobile devices and computers and software, including network access to computing systems such as the Internet and e-mail. Incidental and occasional personal use of these assets is permitted, but shall not interfere with an individual's employment duties. Employees and officers should not access, send or download any information that could be insulting or offensive to another person, such as sexually explicit messages, ethnic or racial slurs, or messages that could be viewed as harassment.

Messages (including voice mail and social media postings) and computer information are considered the property of the Company and should not have any expectation of privacy. Unless prohibited by law, the Company reserves the right to access and disclose this information as necessary for business purposes. Employees and officers are expected to use good judgement, and to not access, send messages or store any information that employees and officers would not want to be seen or heard by other individuals.

For further instructions, refer to SilverCrest's IT Security Policy.

18. Payments to Domestic and Foreign Officials, Gifts and Entertainment

Employees, officers and directors of the Company are required to comply with the Company's Anti-Bribery and Anti-Corruption Policy, which addresses payments to domestic and foreign officials and governs gifts and entertainment.

19. Reporting of any Illegal or Unethical Behaviour

The Company has a strong commitment to conducting business in a lawful and ethical manner. Employees are encouraged to report violations of laws, rules, regulations or this Code to their supervisor or member of senior management or through the Company's Whistleblower Policy.

The Company will not allow retaliation against any person for reporting in good faith any concern regarding compliance with this Code or any other potential illegal or unethical conduct in accordance with this Code or the Company's Whistleblower Policy, including if reporting is made to any federal, regional, state, provincial or local governmental agency or commission. Retaliation will result in discipline up to and including termination of employment and may also result in criminal prosecution.

However, if a reporting individual was involved in improper activity, the individual may be appropriately disciplined even if he or she was the one who disclosed the matter to the Company. In these circumstances, the Company may consider the conduct of the reporting individual in reporting the information as a mitigating factor in any disciplinary decision.

Notwithstanding the foregoing, nothing contained in this Code shall limit the ability of directors, officers and employees of the Company, including any consultants, to file a charge or complaint with a governmental agency in Canada or the United States and communicate with any such agency or otherwise participate in any investigation or proceeding that may be conducted by any such agency, including by providing documents or other information in connection therewith, without notice to the Company.

20. Amendment, Modification and Waivers of the Code of Business Conduct and Ethics

The Code may be amended or modified by the Board and waivers may be granted by the Audit Committee or a vote of the independent directors of the Board, subject to disclosure and other provisions of applicable securities legislation and stock exchange requirements. Any waiver of this Code for executive officers or directors must be approved by the Board and promptly disclosed pursuant to applicable securities laws and the rules of stock exchanges on which the Company is listed.

21. Compliance Procedures

Failure to comply with this Code or applicable laws, rules or regulations will be subject to disciplinary measures, up to and including discharge from the Company. Violations of this Code may also constitute violations of law and may result in civil or criminal penalties for employees, supervisors and/or the Company.

Employees are expected to report all violations of this Code promptly to an immediate supervisor or to the Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer or such other senior officer of the Company who may be designated from time to time. Employees may choose to remain anonymous in reporting any possible violation of this Code, and all reports will remain confidential. The Company's directors, officers and employees are expected to cooperate in any internal investigation of misconduct.

Individuals may also choose to submit a report directly to SilverCrest's Audit Committee about corporate or accounting irregularities. For further instructions, refer to SilverCrest's Whistleblower Policy.

22. Public Availability of the Code

This Code, and any amendments thereof, shall be posted on the Company's website at www.silvercrestmetals.com, and disclosed in the Company's public reports in accordance with applicable securities laws, rules, and regulations.

23. Changes to the Code

The Board reserves the right to change this Code from time to time as it considers necessary.

Board Approval Date: February 23, 2022

Effective Date: December 9, 2015

Due for Review: February 23, 2023

ACKNOWLEDGEMENT

I acknowledge that I have read and considered the SilverCrest Metals Inc. Code of Business Conduct and Ethics Policy and agree to conduct myself in accordance with the Policy.

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